UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                 No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Tokyo Stock Exchange Code; 8306

Mitsubishi Tokyo Financial Group, Inc.

Revisions of Consolidated Summary Report for the fiscal year ended March 31, 2004

(Under U.S. GAAP)

Tokyo, September 28, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) today announced that it revised its previously reported consolidated summary report for the fiscal year ended March 31, 2004 (under U.S. GAAP). The revision is due to reflecting subsequent events after the previous report.

Summary of revisions

	(in millions of yen, except per share data and percentages)
	As previously reported	As revised
(1) Operating results:
Total revenue	2,730,202	2,728,593
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	1,336,053	1,180,148
Net income	918,445	822,249
Basic earnings per common share—net income available to common shareholders (in yen)	143,379.95	128,231.00
Diluted earnings per common share—net income available to common shareholders (in yen)	139,678.92	124,917.18
Net income available to common shareholders as a percentage of shareholders’ equity	31.5%	28.7%

(2) Financial condition:
Total assets	103,751,114	103,701,080
Shareholders’ equity	3,943,148	3,846,952
Shareholders’ equity as a percentage of total assets	3.8%	3.7%
Shareholders’ equity per common share (in yen)	566,774.17	551,913.94

(3) Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	1,667,126	1,731,083

*    *    *

Inquiries:	Katsuhiko Ishizuka
Chief Manager, Financial Policy Division
Mitsubishi Tokyo Financial Group, Inc.
Tel. +81-3-3240-8211

The foregoing forward-looking statements and other information relating to MTFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, the MTFG’s current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial condition, its management in general and other future events. Some Forward-Looking Statements represent targets that the MTFG’s management will strive to achieve through the successful implementation of the MTFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and change in circumstances and are not guarantees of future performance. MTFG may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. For the important factors that could cause these differences, please see MTFG’s latest annual report or other disclosures publicly available. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MTFG is under no obligation—and expressly disclaim any obligation—to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Consolidated Summary Report

<under U.S. GAAP>

For the Fiscal Year Ended March 31, 2004

Date:	September 28, 2004
Company name (code number):	Mitsubishi Tokyo Financial Group, Inc. (8306)
(URL http://www.mtfg.co.jp)
Stock exchange listings:	Tokyo, Osaka, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Katsuhiko Ishizuka, Chief Manager—Financial Policy Division
(Phone) +81-3-3240-8211

Consolidated financial data for the fiscal year ended March 31, 2004

(1) Operating results

	(in millions of yen except per share data and percentages)
	For the fiscal year ended March 31,
	2004	2003
Total revenue	2,728,593	2,422,572
Change from the previous fiscal year	12.6%	2.0%
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	1,180,148	262,924
Change from the previous fiscal year	348.9%	—
Net income	822,249	203,288
Change from the previous fiscal year	304.5%	—
Basic earnings per common share—net income available to common shareholders (in yen)	128,231.00	33,963.40
Diluted earnings per common share—net income available to common shareholders (in yen)	124,917.18	31,137.71
Net income available to common shareholders as a percentage of shareholders’ equity	28.7%	8.9%
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle as a percentage of total assets	1.2%	0.3%
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle as a percentage of total revenue	43.3%	10.9%

Notes:

1.	Equity in earnings (loss) of affiliates for the fiscal year ended:

March 31, 2004:	3,702 million of yen
March 31, 2003:	(11,627) million of yen

2.	Average number of shares outstanding for the fiscal year ended:

March 31, 2004:
(common stock)	6,350 thousands of shares
(preferred stock—class 1)	81 thousands of shares
(preferred stock—class 2)	58 thousands of shares
March 31, 2003:
(common stock)	5,617 thousands of shares
(preferred stock—class 1)	81 thousands of shares
(preferred stock—class 2)	100 thousands of shares

(2) Financial condition

	(in millions of yen except per share data and percentages)
	As of March 31,
	2004	2003
Total assets	103,701,080	96,531,713
Shareholders’ equity	3,846,952	2,552,937
Shareholders’ equity as a percentage of total assets	3.7%	2.6%
Shareholders’ equity per common share (in yen)	551,913.94	338,538.88

Note:

Number of shares outstanding as of:

March 31, 2004:
(common stock)	6,473 thousands of shares
(preferred stock—class 1)	81 thousands of shares
(preferred stock—class 2)	15 thousands of shares
March 31, 2003:
(common stock)	6,229 thousands of shares
(preferred stock—class 1)	81 thousands of shares
(preferred stock—class 2)	100 thousands of shares

(3) Cash flows

	(in millions of yen)
	For the fiscal year ended March 31,
	2004	2003
Net cash provided by operating activities	617,926	780,982
Net cash used in investing activities	(9,123,592)	(399,773)
Net cash provided by financing activities	7,402,424	2,124,608
Cash and cash equivalents at end of fiscal year	3,111,967	4,288,581

Formulas for computing ratios for the fiscal year ended March 31, 2004 are as follows.

Basic earnings per common share—net income available to common shareholders

Net income - Total dividends for the fiscal year on preferred stock

Average number of common stock for the fiscal year *

Diluted earnings per common share—net income available to common shareholders

Net income - Total dividends for the fiscal year on preferred stock + Adjustments in net income assuming dilution

Average number of common stock for the fiscal year * + Number of dilutive potential common stock

Net income available to common shareholders as a percentage of shareholders’ equity

Net income - Total dividends for the fiscal year on preferred stock	× 100
{ [Shareholders’ equity at beginning of the fiscal year - Number of preferred stock at beginning of the fiscal year × Issue price]
+ [Shareholders’ equity at fiscal year end - Number of preferred stock at fiscal year end × Issue price] } / 2

Shareholders’ equity per common share

Shareholders’ equity at fiscal year end - Number of preferred stock at fiscal year end × Issue price

Number of common stock at fiscal year end *

* excluding treasury stock and parent’s common stock owned by subsidiaries

This information contains forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation — and expressly disclaims any obligation — to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosure documents.

(US GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,		Increase/ (Decrease)
(in millions of yen)	2004 (A)	2003 (B)	(A) - (B)
Assets:
Cash and due from banks	3,111,967	4,288,581	(1,176,614)
Interest-earning deposits in other banks	3,509,044	4,009,986	(500,942)
Call loans and funds sold	877,277	595,567	281,710
Receivables under resale agreements	2,237,666	1,169,479	1,068,187
Receivables under securities borrowing transactions	4,751,909	1,848,124	2,903,785
Trading account assets	8,378,752	8,363,383	15,369
Investment securities:
Securities available for sale	27,654,310	24,364,066	3,290,244
Securities being held to maturity	1,250,759	191,132	1,059,627
Other investment securities	200,557	145,431	55,126

Total investment securities	29,105,626	24,700,629	4,404,997

Loans, net of unearned income and deferred loan fees	48,525,856	48,465,569	60,287
Allowance for credit losses	(888,127)	(1,360,136)	472,009

Net loans	47,637,729	47,105,433	532,296

Premises and equipment—net	580,073	643,794	(63,721)
Accrued interest	149,066	173,351	(24,285)
Customers’ acceptance liability	30,149	28,261	1,888
Intangible assets	234,139	186,898	47,241
Goodwill	56,690	48,143	8,547
Deferred tax assets	1,005,965	1,640,046	(634,081)
Other assets	2,035,028	1,730,038	304,990

Total	103,701,080	96,531,713	7,169,367

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	5,082,701	3,987,854	1,094,847
Interest-bearing	52,452,342	52,257,085	195,257
Overseas offices:
Non-interest-bearing	2,413,053	2,434,297	(21,244)
Interest-bearing	10,076,156	8,624,442	1,451,714

Total deposits	70,024,252	67,303,678	2,720,574

Debentures	265,957	636,060	(370,103)
Call money and funds purchased	2,871,851	2,689,892	181,959
Payables under repurchase agreements	5,068,369	4,424,035	644,334
Payables under securities lending transactions	1,457,118	2,205,943	(748,825)
Due to trust account	1,380,269	1,401,618	(21,349)
Other short-term borrowings	5,663,067	2,854,028	2,809,039
Trading account liabilities	2,510,966	3,603,153	(1,092,187)
Obligations to return securities received as collateral	2,329,600	950,138	1,379,462
Bank acceptances outstanding	30,149	28,261	1,888
Accrued interest	103,411	132,655	(29,244)
Long-term debt	5,659,877	5,159,132	500,745
Other liabilities	2,489,242	2,590,183	(100,941)

Total liabilities	99,854,128	93,978,776	5,875,352

Shareholders’ equity:
Capital stock:
Preferred stock—class 1	122,100	122,100	—
Preferred stock—class 2	15,000	100,000	(85,000)
Common stock	1,069,708	984,708	85,000
Capital surplus	1,057,900	1,058,611	(711)
Retained earnings:
Appropriated for legal reserve	239,571	237,474	2,097
Unappropriated	955,291	168,036	787,255
Accumulated other changes in equity from nonowner sources, net of taxes	389,751	(114,790)	504,541

Total	3,849,321	2,556,139	1,293,182
Less treasury stock, at cost	2,369	3,202	(833)

Shareholders’ equity—net	3,846,952	2,552,937	1,294,015

Total	103,701,080	96,531,713	7,169,367

(US GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Consolidated Statements of Income

	For the fiscal year ended March 31,		Increase/ (Decrease)
(in millions of yen)	2004 (A)	2003 (B)	(A) - (B)
Interest income:
Loans, including fees	921,666	1,045,330	(123,664)
Deposits in other banks	48,093	72,610	(24,517)
Investment securities:
Interest	341,062	344,422	(3,360)
Dividends	41,462	46,969	(5,507)
Trading account assets	28,451	12,040	16,411
Call loans and funds sold	5,384	7,320	(1,936)
Receivables under resale agreements and securities borrowing transactions	35,891	54,055	(18,164)

Total	1,422,009	1,582,746	(160,737)

Interest expense:
Deposits	178,549	243,755	(65,206)
Debentures	4,035	8,508	(4,473)
Call money and funds purchased	9,910	12,708	(2,798)
Payables under repurchase agreements and securities lending transactions	74,043	94,247	(20,204)
Due to trust account	4,950	8,673	(3,723)
Other short-term borrowings and trading account liabilities	34,262	31,140	3,122
Long-term debt	120,765	140,239	(19,474)

Total	426,514	539,270	(112,756)

Net interest income	995,495	1,043,476	(47,981)
Provision (credit) for credit losses	(114,109)	437,972	(552,081)

Net interest income after provision (credit) for credit losses	1,109,604	605,504	504,100

Non-interest income:
Fees and commissions	572,668	520,767	51,901
Foreign exchange gains—net	413,911	25,558	388,353
Trading account profits—net	103,903	267,610	(163,707)
Investment securities gains (losses)—net	118,648	(21,574)	140,222
Refund of the local taxes by the Tokyo Metropolitan Government	41,989	—	41,989
Other non-interest income	55,465	47,465	8,000

Total	1,306,584	839,826	466,758

Non-interest expense:
Salaries and employee benefits	506,710	498,467	8,243
Occupancy expenses—net	120,507	120,979	(472)
Losses (gains) on other real estate owned	(579)	305	(884)
Fees and commission expenses	80,252	77,243	3,009
Amortization of intangible assets	63,582	46,505	17,077
Insurance premiums, including deposit insurance	54,392	48,259	6,133
Minority interest in income of consolidated subsidiaries	42,404	2,891	39,513
Communications	27,623	22,038	5,585
Other non-interest expenses	341,149	365,719	(24,570)

Total	1,236,040	1,182,406	53,634

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	1,180,148	262,924	917,224
Income tax expense	357,314	69,474	287,840

Income from continuing operations before cumulative effect of a change in accounting principle	822,834	193,450	629,384
Income (loss) from discontinued operations—net	(585)	10,370	(10,955)
Cumulative effect of a change in accounting principle, net of tax	—	(532)	532

Net income	822,249	203,288	618,961

Income allocable to preferred shareholders	7,981	12,504	(4,523)

Net income available to common shareholders	814,268	190,784	623,484

(in yen)
Amounts per share:
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	128,323.13	32,212.04	96,111.09
Basic earnings per common share—net income available to common shareholders	128,231.00	33,963.40	94,267.60
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	125,006.95	29,459.67	95,547.28
Diluted earnings per common share—net income available to common shareholders	124,917.18	31,137.71	93,779.47

(US GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more (unaudited)

	As of March 31,		Increase/(Decrease)
(in millions of yen)	2004(A)	2003 (B)	(A) - (B)
Nonaccrual loans:
Domestic:
Manufacturing	177,257	111,107	66,150
Construction	59,908	149,918	(90,010)
Real estate	207,047	266,408	(59,361)
Services	87,154	87,492	(338)
Wholesale and retail	114,281	224,468	(110,187)
Banks and other financial institutions	21,388	17,794	3,594
Communication and information services	5,392	14,081	(8,689)
Other industries	39,783	53,922	(14,139)
Consumer	66,877	150,989	(84,112)

Total domestic	779,087	1,076,179	(297,092)

Foreign:
Governments and official institutions	877	1,747	(870)
Banks and other financial institutions	87,162	8,387	78,775
Commercial and industrial	153,477	271,090	(117,613)
Other	62,521	56,156	6,365

Total foreign	304,037	337,380	(33,343)

Total	1,083,124	1,413,559	(330,435)

Restructured loans:
Domestic	577,348	1,212,832	(635,484)
Foreign	55,015	106,236	(51,221)

Total	632,363	1,319,068	(686,705)

Accruing loans contractually past due 90 days or more:
Domestic	14,696	17,533	(2,837)
Foreign	900	2,866	(1,966)

Total	15,596	20,399	(4,803)

Total	1,731,083	2,753,026	(1,021,943)